Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 29, 2025 to Prospectus dated February 21, 2023

Registration No. 333-269879

DOMINION ENERGY, INC.

FINAL TERM SHEET

September 29, 2025

	2025 Series A Junior Subordinated Notes due 2056	2025 Series B Junior Subordinated Notes due 2056
Principal Amount:

$625,000,000

As disclosed in the Preliminary Prospectus Supplement referenced above, the notes offered at this time constitute a further issuance of, and will form a single series with, the currently outstanding $825,000,000 aggregate principal amount of 2025 Series A Junior Subordinated Notes due 2056 issued by Dominion Energy, Inc. on August 6, 2025

$625,000,000

As disclosed in the Preliminary Prospectus Supplement referenced above, the notes offered at this time constitute a further issuance of, and will form a single series with, the currently outstanding $700,000,000 aggregate principal amount of 2025 Series B Junior Subordinated Notes due 2056 issued by Dominion Energy, Inc. on August 6, 2025

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (negative outlook) / BBB- (stable outlook) / BBB- (stable outlook)	Baa3 (negative outlook) / BBB- (stable outlook) / BBB- (stable outlook)

Trade Date:	September 29, 2025	September 29, 2025

Settlement Date (T+2)**:	October 1, 2025	October 1, 2025

Final Maturity Date:	February 15, 2056	February 15, 2056

Interest Payment Dates:	February 15 and August 15	February 15 and August 15

First Interest Payment Date:	February 15, 2026	February 15, 2026

Interest Rate:	From and including August 6, 2025 to, but excluding, February 15, 2031 (the First Series A Reset Date) at the rate of 6.000% per year and from and including the First Series A Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.262%, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.000%	From and including August 6, 2025 to, but excluding, February 15, 2036 (the First Series B Reset Date) at the rate of 6.200% per year and from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.006%, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.200%

Optional Deferral of Interest:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Price to Public:	100.872% of the principal amount, plus accrued interest from, and including, August 6, 2025 to, but excluding, October 1, 2025. On October 1, 2025, the total amount of accrued interest will be $5,729,166.67.	101.117% of the principal amount, plus accrued interest from, and including, August 6, 2025 to, but excluding, October 1, 2025. On October 1, 2025, the total amount of accrued interest will be $5,920,138.89.

Proceeds to the Company before Expenses:	99.872% of the principal amount, plus accrued interest	100.117% of the principal amount, plus accrued interest

CUSIP/ISIN:	25746U DZ9/US25746U DZ93	25746U EA3/US25746U EA34

Joint Book-Running Managers:	BofA Securities, Inc., J.P. Morgan Securities LLC, Truist Securities, Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date,” “Tax Event” and “Rating Agency Event” have the meanings given in the issuer’s preliminary prospectus supplement dated September 29, 2025.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 29, 2025, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Truist Securities, Inc.	1-800-685-4786 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment for the notes on the Settlement Date, which will be the second business day following the date of this final term sheet (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.